AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited)

For the three and six months ended September 30, 2024 and 2023
(in Canadian Dollars)

Note 1	Nature of Operations	9	Note 10	Share Capital	17
Note 2	Material Accounting Policies and Judgments	9	Note 11	Share-Based Compensation	18
Note 3	Biological Assets	11	Note 12	Income (Loss) Per Share	21
Note 4	Inventory	12	Note 13	Supplemental Cash Flow Information	22
Note 5	Property, Plant and Equipment	13	Note 14	Commitments and Contingencies	22
Note 6	Assets and Liabilities Held for Sale and Discontinued Operations	14	Note 15	Revenue	24
Note 7	Intangible Assets and Goodwill	15	Note 16	Segmented Information	25
Note 8	Loans and Borrowings	16	Note 17	Fair Value of Financial Instruments	27
Note 9	Lease Liabilities	17	Note 18	Financial Instruments Risk	27

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2024 and March 31, 2024
(Amounts reflected in thousands of Canadian dollars)

	Note	September 30, 2024	March 31, 2024
		$	$
Assets
Current
Cash and cash equivalents		84,921	113,439
Restricted cash	13	66,678	65,782
Accounts receivable	18(a)	40,153	45,411
Marketable securities		—	4,036
Derivative asset		—	760
Biological assets	3	41,212	42,774
Inventory	4	170,986	143,602
Prepaids and other current assets		11,046	9,402
Assets held for sale	6(a)	2,679	1,399
		417,675	426,605

Property, plant and equipment	5	276,482	294,324
Deposits and other long-term assets		10,130	12,028
Lease receivable		4,588	6,343
Intangible assets	7	42,098	40,850
Goodwill	7	43,180	43,180
Deferred tax assets		14,621	15,343
Total assets		808,774	838,673

Liabilities
Current
Accounts payable and accrued liabilities	18(b)	39,032	58,563
Income taxes payable	18(b)	2,404	1,547
Deferred revenue		2,019	1,687
Loans and borrowings	8	53,689	52,361
Lease liabilities	9	5,063	4,856
Provisions		5,607	5,606
Liabilities held for sale	6(a)	1,281	—
		109,095	124,620

Loans and borrowings	8	3,821	4,898
Lease liabilities	9	38,397	42,676
Derivative liabilities	10(c), 11(e), 17	4,927	2,309
Other long-term liability	17	54,047	46,110
Deferred tax liability		15,514	16,190
Total liabilities		225,801	236,803

Shareholders’ equity
Share capital	10	6,977,043	6,971,416
Reserves		161,860	162,351
Accumulated other comprehensive loss		(214,287)	(206,058)
Deficit		(6,381,444)	(6,367,936)
Total equity attributable to Aurora Cannabis Inc. shareholders		543,172	559,773
Non-controlling interests		39,801	42,097
Total equity		582,973	601,870
Total liabilities and equity		808,774	838,673
Nature of Operations (Note 1)
Commitments and Contingencies (Note 14)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30,		Six months ended September 30,
	Note	2024	2023(1)	2024	2023(1)
		$	$	$	$
Revenue	15	88,933	70,183	180,970	151,381
Excise taxes	15	(7,811)	(7,064)	(16,413)	(13,530)
Net revenue		81,122	63,119	164,557	137,851

Cost of sales	4	41,929	44,535	95,239	104,668
Gross profit before fair value adjustments		39,193	18,584	69,318	33,183

Changes in fair value of inventory and biological assets sold	3, 4	36,027	18,636	69,075	36,088
Unrealized gain on changes in fair value of biological assets	3	(38,999)	(34,453)	(86,468)	(63,326)
Gross profit		42,165	34,401	86,711	60,421

Expense
General and administration		22,036	22,527	44,560	43,876
Sales and marketing		13,721	12,611	27,745	25,281
Acquisition costs		991	563	1,992	789
Research and development		975	946	1,962	2,047
Depreciation and amortization	5, 7	2,366	4,011	4,480	6,825
Share-based compensation	11	4,468	4,568	7,487	6,849
		44,557	45,226	88,226	85,667

Income (loss) from operations		(2,392)	(10,825)	(1,515)	(25,246)

Other income (expenses)
Interest and other income		2,968	3,250	6,314	6,601
Finance and other costs		(2,136)	(4,099)	(3,872)	(9,307)
Foreign exchange gain (loss)		2,116	1,844	3,959	(1,606)
Other gains		47	12,096	3,547	12,155
Restructuring charges		—	(469)	—	(901)
Impairment of property, plant and equipment	5, 6(a)	—	(1,230)	(129)	(1,230)
		2,995	11,392	9,819	5,712

Income (loss) before taxes		603	567	8,304	(19,534)

Income tax recovery (expense)
Current		(964)	(224)	(1,785)	(439)
Deferred, net		2,036	96	—	215
		1,072	(128)	(1,785)	(224)

Net income (loss) from continuing operations		1,675	439	6,519	(19,758)
Net loss from discontinued operations, net of tax	6(b)	(14,640)	(2,566)	(14,336)	(10,700)

Net loss		(12,965)	(2,127)	(7,817)	(30,458)
The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Three months ended September 30,		Six months ended September 30,
	Note	2024	2023(1)	2024	2023(1)
		$	$	$	$
Net income (loss) from continuing operations		1,675	439	6,519	(19,758)
Net loss from discontinued operations, net of tax	6(b)	(14,640)	(2,566)	(14,336)	(10,700)
Net loss		(12,965)	(2,127)	(7,817)	(30,458)
Other comprehensive income (loss) (“OCI”) that will not be reclassified to net income (loss)

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation gain (loss)		(5,989)	(893)	(8,229)	936
Total other comprehensive income (loss)		(5,989)	(893)	(8,229)	936

Comprehensive loss from continuing operations		(4,314)	(454)	(1,710)	(18,822)
Comprehensive loss from discontinued operations		(14,640)	(2,566)	(14,336)	(10,700)
Comprehensive loss		(18,954)	(3,020)	(16,046)	(29,522)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		2,599	2,043	8,815	(16,721)
Non-controlling interests		(924)	(1,604)	(2,296)	(3,037)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	6(b)	(14,640)	(2,566)	(14,336)	(10,700)
Non-controlling interests		—	—	—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(18,030)	(1,416)	(13,750)	(26,485)
Non-controlling interests		(924)	(1,604)	(2,296)	(3,037)

Income (loss) per share - basic and diluted
Continuing operations	12	$0.05	$0.05	$0.16	($0.45)
Discontinued operations	12	($0.27)	($0.07)	($0.26)	($0.29)
Total operations	12	($0.22)	($0.01)	($0.10)	($0.74)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Six months ended September 30, 2024
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	217,498	27,667	419	(86,800)	3,567	162,351	(209,866)	18,919	208	(15,319)	(206,058)	(6,367,936)	42,097	601,870
Share issuance costs		—	(106)	—	—	—	—	—	—	—	—	—	—	—	—	—	(106)
Shares issued under share-based compensation plans	11	317,161	5,733	(5,606)	—	—	—	—	(5,606)	—	—	—	—	—	—	—	127
Share-based compensation	11	—	—	5,115	—	—	—	—	5,115	—	—	—	—	—	—	—	5,115
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(7,987)	—	(7,987)
Comprehensive loss for the period		—	—	—	—	—	—	—	—	—	—	—	(8,229)	(8,229)	(5,521)	(2,296)	(16,046)
Balance, September 30, 2024		54,862,958	6,977,043	217,007	27,667	419	(86,800)	3,567	161,860	(209,866)	18,919	208	(23,548)	(214,287)	(6,381,444)	39,801	582,973

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Six months ended September 30, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares(1)	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Obligation to issue shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		34,526,931	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,296,833)	31,061	517,137
Shares issued for convertible debenture repurchases		7,259,329	54,680	—	—	—	—	—	—	—	—	—	—	—	—	—	54,680
Shares issued under equity financing		258,035	2,271	—	—	—	—	(414)	(414)	—	—	—	—	—	—	—	1,857
Share issuance costs		—	(722)	—	—	—	—	—	—	—	—	—	—	—	—	—	(722)
Deferred tax on share issuance costs		—	(215)	—	—	—	—	—	—	—	—	—	—	—	—	—	(215)
Shares issued under share-based compensation plans	11	16,619	1,643	(1,643)	—	—	—	—	(1,643)	—	—	—	—	—	—	—	—
Share-based compensation	11	—	—	5,929	—	—	—	—	5,929	—	—	—	—	—	—	—	5,929
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,668)	—	(2,668)
Change in ownership interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	—	(14,671)	17,243	2,572
Comprehensive loss for the period		—	—	—	—	—	—	—	—	—	—	—	936	936	(27,421)	(3,037)	(29,522)
Balance, September 30, 2023		42,060,914	6,898,891	216,626	27,667	419	(86,800)	—	157,912	(214,599)	18,919	208	(15,957)	(211,429)	(6,341,593)	45,267	549,048
(1) Comparative information has been adjusted due to 1:10 reverse stock split.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars)

		Three months ended September 30,		Six months ended September 30,
	Note	2024	2023(1)	2024	2023(1)
		$	$	$	$
Operating activities
Net income (loss) from continuing operations		1,675	439	6,519	(19,758)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(38,999)	(34,453)	(86,468)	(63,326)
Changes in fair value of inventory and biological assets sold		36,027	18,636	69,075	36,088
Depreciation of property, plant and equipment		5,170	7,255	10,803	16,934
Amortization of intangible assets	7	254	274	361	519
Share-based compensation	11	4,468	4,568	7,487	6,849
Impairment of property, plant and equipment	5	—	1,230	129	1,230
Net interest accrual and accretion		583	1,732	1,296	5,402
Deferred tax recovery		(2,038)	(4)	(2)	(235)
Other losses		(1,027)	(12,524)	(3,548)	(12,636)
Foreign exchange loss (gain)		(1,646)	(988)	(3,959)	1,141
Deferred compensation amortization		828	952	1,780	1,904
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		5,295	(12,883)	3,473	(25,888)
Changes in non-cash working capital	13	(29,588)	(14,781)	(18,906)	(10,967)
Net cash used in operating activities from continuing operations		(24,293)	(27,664)	(15,433)	(36,855)
Net cash used in operating activities from discontinued operations		(598)	(3,218)	(1,083)	(5,264)
Net cash used in operating activities		(24,891)	(30,882)	(16,516)	(42,119)

Investing activities
Proceeds from disposal of marketable securities		788	—	5,488	—
Purchase of property, plant and equipment and intangible assets		(4,543)	(4,186)	(9,696)	(8,483)
Proceeds from disposal of property, plant and equipment and assets held for sale	6(a)	117	207	1,384	2,601
Net cash used in investing activities		(3,638)	(3,979)	(2,824)	(6,137)

Financing activities
Proceeds from loans and borrowings	8	5,675	3,982	6,346	3,982
Repayment of loans and borrowings	8	(515)	(516)	(6,108)	(1,032)
Repayment of convertible debenture		—	—	—	(61,867)
Net principal payments of lease liabilities		(1,193)	(1,316)	(2,577)	(2,754)
Restricted cash	13	—	1,759	(898)	2,004
Shares issued for cash, net of issuance costs		126	(174)	126	1,548
Net cash used in financing activities from discontinued operations		(131)	—	(131)	(89)
Net cash provided by (used) in financing activities		3,962	3,735	(3,242)	(58,208)
Effect of foreign exchange on cash and cash equivalents		(5,999)	2,188	(5,936)	439
Decrease in cash and cash equivalents		(30,566)	(28,938)	(28,518)	(106,025)
Cash and cash equivalents, beginning of period		115,487	157,855	113,439	234,942
Cash and cash equivalents, end of period		84,921	128,917	84,921	128,917
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, the Caribbean, South America and Israel.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America.

These condensed consolidated interim financial statements were approved and authorized for issue by the Audit Committee of the Company on November 5, 2024.

Note 2    Material Accounting Policies and Judgments

(a)    Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended March 31, 2024, including the accompanying notes thereto.

(b)    Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three and six months ended September 30, 2024 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar
Indica Industries Pty Ltd. (“MedReleaf Australia”)	100%	Australian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c) Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed consolidated interim financial statements and the notes to the condensed consolidated interim financial statements, unless otherwise noted, and are presented net of tax in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the current and comparative periods. Refer to Note 6(b) Discontinued Operations.

(d)    Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current or non-current liabilities.

(e) New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18, introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The Company is currently assessing the effect of this new standard on its financial statements.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3    Biological Assets

The following is a breakdown of biological assets:

	September 30, 2024	March 31, 2024
	$	$
Indoor cannabis production facilities	22,995	21,522
Plant propagation production facilities	17,757	21,252
Outdoor cannabis production facilities	460	—
	41,212	42,774

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2024	42,774
Production costs capitalized	51,664
Sale of biological assets	(30,617)
Foreign currency translation	15
Changes in fair value less cost to sell due to biological transformation	86,468
Transferred to inventory upon harvest	(109,092)
Balance, September 30, 2024	41,212

During the three and six months ended September 30, 2024, biological assets expensed to cost of sales of $8.0 million and $30.6 million, respectively, (three and six months ended September 30, 2023 – $6.0 million and $20.5 million, respectively) included $1.0 million and $4.9 million, respectively (three and six months ended September 30, 2023 – $2.7 million and $4.3 million, respectively) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2024	March 31, 2024		September 30, 2024	March 31, 2024
Average selling price per gram	$5.74	$4.88	Increase or decrease of $1.00 per gram	$5,039	$5,490
Weighted average yield (grams per plant)	70.48	68.61	Increase or decrease by 5 grams per plant	$1,607	$1,538
Weighted average effective yield	100%	100%	Increase or decrease by 5%	$1,133	$1,057
Cost per gram to complete production	$1.20	$0.99	Increase or decrease of $1.00 per gram	$5,158	$5,619

As of September 30, 2024, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $4.39 per gram (March 31, 2024 – $3.76 per gram).

During the three and six months ended September 30, 2024, the Company’s indoor cannabis biological assets produced 11,364,308 and 23,108,385 kilograms, respectively, of dried cannabis (September 30, 2023 – 12,691,568 and 22,276,724 kilograms, respectively).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2024	March 31, 2024		September 30, 2024	March 31, 2024
Average selling price per floral/bedding plant	$10.06	$7.77	Increase or decrease by 10%	$1,513	$2,360
Average stage of completion in the production process	57%	59%	Increase or decrease by 10%	$1,204	$3,464

As of September 30, 2024, the weighted average fair value less cost to complete and cost to sell per propagation plant was $2.87 per plant (March 31, 2024 – $2.87).

Note 4    Inventory

The following is a breakdown of inventory:

	September 30, 2024			March 31, 2024
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	44,461	50,141	94,602	25,977	32,519	58,496
Finished goods	21,600	16,809	38,409	34,871	10,782	45,653
	66,061	66,950	133,011	60,848	43,301	104,149
Extracted cannabis
Work-in-process	10,316	3,394	13,710	8,674	4,428	13,102
Finished goods	7,266	557	7,823	8,749	590	9,339
	17,582	3,951	21,533	17,423	5,018	22,441

Supplies and consumables	14,443	—	14,443	14,987	—	14,987

Merchandise and accessories	1,999	—	1,999	2,025	—	2,025

Ending balance	100,085	70,901	170,986	95,283	48,319	143,602

During the three and six months ended September 30, 2024, inventory expensed to cost of sales was $70.0 million and $133.7 million, respectively, (three and six months ended September 30, 2023 – $57.2 million and $120.2 million, respectively), which included $35.0 million and $64.2 million, respectively (three and six months ended September 30, 2023 – $16.0 million and $31.8 million, respectively) related to the changes in fair value of inventory sold.
During the three and six months ended September 30, 2024, the Company recognized $15.0 million and $30.8 million, respectively, in inventory provisions (three and six months ended September 30, 2023 – $21.1 million and $39.5 million, respectively) consisting of cost of sales of $3.5 million and $5.6 million, respectively (three and six months ended September 30, 2023 – $11.1 million and $19.1 million, respectively) and changes in fair value of inventory sold of $11.5 million and $25.2 million, respectively (three and six months ended September 30, 2023 – $10.0 million and $20.4 million, respectively).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5    Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	September 30, 2024				March 31, 2024
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	44,007	—	—	44,007	43,914	—	—	43,914
Buildings	240,460	(104,965)	—	135,495	242,052	(97,885)	(300)	143,867
Construction in progress	29,932	—	—	29,932	26,330	—	(645)	25,685
Computer software & equipment	31,483	(30,496)	—	987	31,333	(30,135)	—	1,198
Furniture & fixtures	7,463	(6,505)	—	958	7,900	(6,444)	—	1,456
Production & other equipment	146,905	(111,613)	(129)	35,163	154,042	(106,370)	(202)	47,470
Total owned assets	500,250	(253,579)	(129)	246,542	505,571	(240,834)	(1,147)	263,590

Right-of-use leased assets
Land	13,890	(1,729)	—	12,161	13,890	(1,601)	—	12,289
Buildings	38,126	(20,647)	—	17,479	37,252	(16,640)	(2,512)	18,100
Production & other equipment	5,372	(5,072)	—	300	5,290	(4,945)	—	345
Total right-of-use lease assets	57,388	(27,448)	—	29,940	56,432	(23,186)	(2,512)	30,734
Total property, plant and equipment	557,638	(281,027)	(129)	276,482	562,003	(264,020)	(3,659)	294,324

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2024	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, September 30, 2024
Owned assets
Land	43,914	—	—	—	—	—	93	44,007
Buildings	143,867	465	—	(2,445)	(6,192)	—	(200)	135,495
Construction in progress	25,685	7,393	—	(3,163)	—	—	17	29,932
Computer software & equipment	1,198	141	—	(3)	(366)	—	17	987
Furniture & fixtures	1,456	33	(12)	(298)	(249)	—	28	958
Production & other equipment	47,470	603	(55)	(7,274)	(5,533)	(129)	81	35,163
Total owned assets	263,590	8,635	(67)	(13,183)	(12,340)	(129)	36	246,542

Right-of-use leased assets
Land	12,289	—	—	—	(128)	—	—	12,161
Buildings	18,100	5,991	(562)	(4,714)	(1,495)	—	159	17,479
Production & other equipment	345	115	—	(25)	(141)	—	6	300
Total right-of-use lease assets	30,734	6,106	(562)	(4,739)	(1,764)	—	165	29,940
Total property, plant and equipment	294,324	14,741	(629)	(17,922)	(14,104)	(129)	201	276,482
(1)Includes reclassification of construction in progress cost when associated projects are complete, transfers to assets held for sale, and remeasurement of right-of-use assets. (Note 6).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three and six months ended September 30, 2024, the Company recognized $7.0 million and $14.1 million, respectively (three and six months ended September 30, 2023 – $8.9 million and $18.6 million, respectively) of depreciation expense of which $4.0 million and $8.4 million, respectively, (three and six months ended September 30, 2023 – $5.1 million and $10.6 million, respectively) was reflected in cost of sales.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6    Assets and Liabilities Held for Sale and Discontinued Operations

(a)    Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

Total
Balance, March 31, 2024	1,399
Additions	14,089
Impairment	(11,643)
Foreign exchange	34
Proceeds from disposal	(1,200)
Balance, September 30, 2024	2,679

In June 2024, the Company made a formal decision to exit from its operations in Uruguay that are operated through its wholly-owned subsidiary ICC Labs Inc. (“ICC”). Accordingly, ICC’s property, plant and equipment were reclassified to assets held for sale and its lease liability of $1.3 million was classified as liabilities held for sale.

On October 8, 2024, the Company entered into an Asset Sale Agreement for the sale of the majority of ICC’s property, plant and equipment in Uruguay. As at September 30, 2024, the Company is in advanced discussions to sell the remaining assets and liabilities held for sale by way of a share sale of ICC’s wholly owned operating subsidiary. As a result, the Company recognized an impairment loss of $11.6 million during the six months ended September 30, 2024 to record the assets held for sale at their fair value less costs to sell. ICC was previously included in the Cannabis operating segment. The impairment was recorded to net loss from discontinued operations on the interim consolidated statements of loss and comprehensive loss.

(b)    Discontinued Operations

In connection with the closures of the Aurora Nordic facility, Reliva, the dissolution of its partnership in Growery B.V., and the decision to exit its ICC operations in Uruguay, the Company has reported these previously designated cash generating units as discontinued operations.

The following table summarizes the Company's condensed consolidated interim discontinued operations for the respective periods:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Revenue	129	419	328	875

Cost of sales	2,018	1,941	1,714	5,872

Changes in fair value of inventory and biological assets sold	—	5,269	—	5,632
Unrealized loss (gain) on changes in fair value of biological assets	—	(5,175)	—	(4,411)
Gross profit (loss)	(1,889)	(1,616)	(1,386)	(6,218)

Operating expenses	925	1,247	1,189	2,259
Other expenses (income)	183	(351)	118	(278)
Impairment of property, plant, and equipment	11,643	—	11,643	85
Loss on disposal of discontinued operations	—	—	—	2,411
Income taxes	—	54	—	5
	12,751	950	12,950	4,482
Net loss from discontinued operations	(14,640)	(2,566)	(14,336)	(10,700)

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7    Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	September 30, 2024			March 31, 2024
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,529	(37,490)	5,039	42,439	(37,349)	—	5,090
Permits and licenses	54,008	(53,971)	37	54,002	(43,305)	(10,652)	45
Patents	990	(793)	197	982	(793)	—	189
Intellectual property and know-how	52,590	(52,590)	—	52,590	(52,590)	—	—
Software	19,639	(18,102)	1,537	18,661	(16,408)	(1,504)	749
Indefinite life intangible assets:
Brand	7,500	—	7,500	28,200	—	(20,700)	7,500
Permits and licenses	27,788	—	27,788	27,277	—	—	27,277
Total intangible assets	205,044	(162,946)	42,098	224,151	(150,445)	(32,856)	40,850
Goodwill	43,180	—	43,180	43,180	—	—	43,180
Total	248,224	(162,946)	85,278	267,331	(150,445)	(32,856)	84,030

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2024	Additions	Other	Amortization	Foreign currency translation	Balance, September 30, 2024
Definite life intangible assets:
Customer relationships	5,090	—	90	(141)	—	5,039
Permits and licenses	45	—	35	(43)	—	37
Patents	189	6	—	—	2	197
Software	749	1,055	(90)	(177)	—	1,537
Indefinite life intangible assets:
Brand	7,500	—	—	—	—	7,500
Permits and licenses	27,277	—	(138)	—	649	27,788
Total intangible assets	40,850	1,061	(103)	(361)	651	42,098
Goodwill	43,180	—	—	—	—	43,180
Total	84,030	1,061	(103)	(361)	651	85,278
Goodwill arising from business combinations were allocated to the Cannabis segment and Plant Propagation segment for $24.5 million and $18.7 million, respectively (March 31, 2024 – $24.5 million and $18.7 million, respectively).

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining 90.43% interest in Indica Industries Pty Ltd (“MedReleaf Australia” or “MRA”) an Australian domiciled company, for total purchase price consideration of approximately $44.7 million (AUS$51.0 million), comprised of cash consideration of approximately $8.2 million (AUS$9.5 million) and issuance of Common Shares of 6,948,994 with a fair value of $36.5 million (AUS$41.6 million). As at March 31, 2024 the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As at September 30, 2024, the purchase price allocation has been finalized with no material adjustments.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Loans and Borrowings
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The Credit Agreement includes two term loans (“Term Facility 1” and “Term Facility 2”) for a total of $52.6 million and a revolver of $18.0 million.

The changes in the carrying value of current and non-current credit facilities are as follows:

Credit facilities
$
Balance, March 31, 2024	57,259
Drawings	6,346
Interest accretion	13
Principal repayments	(6,108)
Balance, September 30, 2024	57,510
Current portion	(53,689)
Long-term portion	3,821
Term Facility 1

Term Facility 1 represents the three tranches of advances which are now consolidated and have been fully drawn upon. The Company makes quarterly principal payments of $0.5 million. Any remaining principal balance will be due at maturity on January 21, 2025. As at September 30, 2024, the total amount drawn from Term Facility 1 was $34.5 million (March 31, 2024 – $35.5 million) with a borrowing rate of 7.7%. The Company is currently in discussions with the lender to enter into an amendment for the Term Facility 1 to extend the maturity date.
Term Facility 2
On October 20, 2023, the Company entered into an amendment to the Credit Agreement to include an additional term loan (“Term Facility 2”) with multiple advances for up to $16.0 million and a maturity date of October 20, 2026, specifically to fund capital expansion. The Company makes quarterly principal payments based on the amount withdrawn. As at September 30, 2024, the total amount drawn from Term Facility 2 was $4.0 million (March 31, 2024 – $2.8 million) with a borrowing rate of 7.6%.
Revolver

The revolver provides available aggregate borrowings of up to $18.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at September 30, 2024, the total amount drawn from the revolver was $16.5 million (March 31, 2024 – $16.8 million), with a borrowing rate of 7.7%.
Creditor Agreement

On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a rate of 14.0% per annum. The principal and accrued interest are due on May 31, 2025. The Company advanced funds of $2.5 million, which are eliminated upon consolidation.

During the three and six months ended September 30, 2024, total interest expense for loans and borrowings of $1.3 million and $2.6 million, respectively (three and six months ended September 30, 2023 – $0.8 million and $1.6 million, respectively) was recognized as finance and other costs in the condensed consolidated interim statements of loss and comprehensive loss. Accrued interest of $0.2 million (March 31, 2024 - nil) is recorded in accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Lease Liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

Balance, March 31, 2024	47,532
Lease additions	6,106
Lease payments	(4,187)
Transfer to liabilities held for sale (Note 6(a))	(1,326)
Lease modifications	(6,418)
Foreign exchange	158
Interest accretion	1,595
Balance, September 30, 2024	43,460
Current portion	(5,063)
Long-term portion	38,397

Note 10    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.
ii.Unlimited number of Class “A” Shares each with a par value of $1.00.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At September 30, 2024, 54,862,958 Common Shares (March 31, 2024 – 54,545,797) were issued and outstanding. As at September 30, 2024, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, March 31, 2024	7,074,348	44.34
Expired	(8,321)	487.95
Balance, September 30, 2024	7,066,027	43.74

The following summarizes the warrant derivative liabilities:

		U.S.$ equivalent
	June 2022 Offering	June 2022 Offering
	$	$
Balance, March 31, 2024	476	353
Unrealized gain on derivative liability	(1)	—
Balance, September 30, 2024	475	353

The following table summarizes the warrants that remain outstanding as at September 30, 2024:

Exercise Price ($)	Expiry Date	Warrants (#)
$43.25	June 1, 2025	7,040,875
$111.06 - $418.80	October 21, 2024 - November 30, 2025	25,152
		7,066,027

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Share-Based Compensation

At the Company’s Annual General and Special Meeting held on November 13, 2017 (“2017 AGM”), shareholders approved the adoption of the Option Plan, the Restricted Share Unit Plan (the “RSU Plan”), the Deferred Share Unit Plan (the “DSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”), together the “Share-based Compensation Plans”, which were subsequently amended and approved by shareholders at the Company’s Annual General and Special Meeting held on August 9, 2024 (“2024 AGM”). The amendments include reducing the Share-based Compensation Plans from 10.0% “rolling” plan to 9.5% “rolling” plan, and therefore, the number of Common Shares issuable under all Share based Compensation Plans cannot exceed 9.5% of the total number of issued and outstanding Common Shares and a rolling limit for all full value award plans of the Company of 5.0%, which includes RSU, PSU and DSU plans.

(a)     Stock Options

The Option Plan amendments provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years and are amortized on an accelerated basis over that period and expire after five years.

A summary of stock options outstanding is as follows:

	Stock options (#)	Weighted average exercise price ($)
Balance, March 31, 2024	1,186,824	104.90
Granted	749,161	7.60
Exercised	(27,465)	7.60
Expired	(33,704)	696.96
Forfeited	(20,284)	13.12
Balance, September 30, 2024	1,854,532	60.56

The following table summarizes the stock options that are outstanding as at September 30, 2024:

Exercise Price ($)	Expiry Date	Weighted average remaining life	Options outstanding (#)	Options exercisable (#)
7.59 - 23.80	May 31, 2027 - September 19, 2029	4.05	1,642,837	395,838
48.60 - 272.40	January 10, 2025 - February 28, 2027	1.59	147,848	147,848
565.20 - 667.20	October 3, 2024 - November 13, 2024	0.10	63,847	63,847
			1,854,532	607,533

During the three and six months ended September 30, 2024, stock option expense of $0.8 million and $1.6 million, respectively (three and six months ended September 30, 2023 – $1.0 million and $1.5 million, respectively) was recognized in share-based compensation on the condensed consolidated interim statement of loss and comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Risk-free annual interest rate (1)	2.84%	n/a	3.70%	4.34%
Expected annual dividend yield	—%	n/a	—%	—%
Expected stock price volatility (2)	97.23%	n/a	81.19%	85.06%
Expected life of options (years) (3)	2.88	n/a	2.97	2.67
Forfeiture rate	10.50%	n/a	11.20%	19.63%
Weighted Average Value	$4.80	n/a	$4.12	$4.10
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain companies in the same industry.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Restricted Share Units (“RSU”)

The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2024	797,689
Granted	378,369
Vested	(310,996)
Forfeited	(31,938)
Balance, September 30, 2024	833,124

During the three and six months ended September 30, 2024, RSU expense of $1.5 million and $2.7 million, respectively (three and six months ended September 30, 2023 – $2.1 million and $3.4 million, respectively) was recognized in share-based compensation on the condensed consolidated interim statements of loss and comprehensive loss.

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s 2024 DSU Plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

DSUs
#
Balance, March 31, 2024	277,206
Issued	72,695
Balance, September 30, 2024	349,901

During the three and six months ended September 30, 2024, the Company recognized a total DSU expense of $0.7 million and $1.1 million, respectively (three and six months ended September 30, 2023 – $0.4 million and $0.7 million, respectively) in share-based compensation on the condensed consolidated interim statements of loss and comprehensive loss.

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s 2024 PSU Plan, officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of common shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the 3-year cliff vesting date the performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting the PSU will be deemed as expired. The PSUs have a three years cliff vesting structure and are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding is as follows:

PSUs
#
Balance, March 31, 2024	700,880
Granted(1)	606,115
Cancelled	(25,450)
Expired	(3,309)
Balance, September 30, 2024	1,278,236
(1)Includes PSUs issued under cash settlement plan Note 11(e).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three and six months ended September 30, 2024, the Company recognized a total PSU expense of $1.4 million and $2.1 million, respectively (three and six months ended September 30, 2023 – $1.0 million and $1.2 million, respectively) in share-based compensation on the condensed consolidated interim statements of loss and comprehensive loss.

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Risk-free annual interest rate (1)	3.54%	n/a	3.75%	4.76%
Dividend yield	—%	n/a	—%	—%
Expected stock price volatility (2)	98.23%	n/a	96.20%	90.65%
Expected stock price volatility of peer group (2)	80.18%	n/a	89.27%	91.51%
Expected life of options (years) (3)	3	n/a	3	3
Forfeiture rate	3.63%	n/a	15.14%	12.45%
Equity correlation against peer group (4)	39.90%	n/a	38.73%	39.14%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three and six months ended September 30, 2024 was $10.77 and $10.92 per unit, respectively (three and six months ended September 30, 2023 – $11.14 per unit and $11.14 per unit).

(e) Cash Settled DSUs and PSUs

During the three and six months ended September 30, 2024, the Company issued DSU’s and PSU’s which will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the condensed consolidated interim statement of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the condensed consolidated interim statements of loss and comprehensive loss. The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. As at September 30, 2024, the related derivative liability was $2.3 million (March 31, 2024 - $1.2 million).

The PSUs subject to cash settlement are classified as a derivative liability in the condensed consolidated interim statement of financial position. They are initially measured at fair value using a Monte Carlo simulation model. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at September 30, 2024, the related derivative liability was $1.9 million (March 31, 2024 - $0.6 million).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12    Income (Loss) Per Share

The following is a reconciliation of basic loss per share:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Net income (loss) from continuing operations attributable to Aurora shareholders	$2,599	$2,043	$8,815	($16,721)
Net loss from discontinued operations attributable to Aurora shareholders	($14,640)	($2,566)	($14,336)	($10,700)
Net loss attributable to Aurora shareholders	($12,041)	($523)	($5,521)	($27,421)

Weighted average number of Common Shares outstanding	54,682,990	38,397,066	54,617,817	36,876,464

Basic and diluted earnings (loss) per share, continuing operations	$0.05	$0.05	$0.16	($0.45)
Basic loss per share, discontinued operations	($0.27)	($0.07)	($0.26)	($0.29)
Basic loss per share	($0.22)	($0.01)	($0.10)	($0.74)

The following is a reconciliation of diluted earnings per share:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023(1)
Net income (loss) from continuing operations attributable to Aurora shareholders	$2,599	$2,043	$8,815	($16,721)

Weighted average number of Common Shares outstanding	54,682,990	38,397,066	54,617,817	36,876,464

Dilutive shares outstanding
Stock options	84,275	18,912	94,447	—
RSUs	1,052,474	943,998	999,113	—
DSUs	71,398	336,545	71,398	—
PSUs	427,971	104,049	375,092	—
	1,636,118	1,403,504	1,540,050	—

Weighted average dilutive Common Shares	56,319,108	39,800,570	56,157,867	36,876,464

Diluted earnings per share, continuing operations(2)	$0.05	$0.05	$0.16	($0.45)
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.
(2)Diluted earnings per share is not applicable on discontinued operations.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
			$	$
Accounts receivable	(8,736)	(7,265)	9,086	977
Biological assets	(16,477)	(12,389)	(20,928)	(16,726)
Inventory	9,369	14,976	14,746	30,820
Prepaid and other current assets	(1,859)	2,130	(1,903)	477
Accounts payable and accrued liabilities	(12,225)	(11,386)	(21,094)	(26,211)
Income taxes payable	363	(285)	857	—
Deferred revenue	167	(562)	332	(367)
Provisions	(190)	—	(2)	—
Other current liabilities	—	—	—	63
Changes in non-cash working capital	(29,588)	(14,781)	(18,906)	(10,967)

Additional supplementary cash flow information is as follows:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
			$	$
Property, plant and equipment in accounts payable	(682)	221	(682)	(1,839)
Right-of-use asset additions	58	—	6,106	(859)
Capitalized borrowing costs	—	—	—	7,110
Amortization of prepaids	3,145	3,769	6,184	8,753
Interest paid	514	4,506	1,701	6,922
Interest received	(1,767)	(661)	(4,268)	(1,524)
Income taxes paid	928	—	928	—
Included in restricted cash as of September 30, 2024 is $3.4 million (March 31, 2024 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.8 million (March 31, 2024 – $0.8 million) related to the MedReleaf Australia acquisition, $22.6 million (March 31, 2024 – $22.7 million) for self-insurance, $0.1 million (March 31, 2024 – $0.1 million) attributed to international subsidiaries, and $39.7 million (March 31, 2024 – $38.8 million) of funds reserved for the segregated cell program for insurance coverage.

Note 14    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The parties have received preliminary approval of a $8 million settlement, which will be covered by insurance.

On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involved a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others. The plaintiffs have filed a Discontinuance of Claim for this matter, as such, this claim is no longer active.

On June 15, 2020, a claim was filed with the King's Bench of Alberta by a party to a former term sheet against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company’s motion to strike will be heard the week of November 18, 2024. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment as against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed~~.~~ While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at September 30, 2024 the Company has recognized total provisions of nil (March 31, 2024 – $2.3 million) in provisions on the condensed consolidated interim statements of financial position.
(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 18(b) and loans and borrowing repayments in Note 8, the Company has $2.9 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15    Revenue

The Company generates revenue from the transfer of goods at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.1 million for the three and six months ended September 30, 2024 (three and six months ended September 30, 2023 – nil and $0.7 million, respectively). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of September 30, 2024, the net return liability for the estimated variable consideration was $0.4 million (March 31, 2024 – $1.2 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three months ended September 30, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	26,269	10,422	750	37,441	3,043	40,484
Australia	15,082	—	—	15,082	—	15,082
Europe	19,965	—	—	19,965	—	19,965
U.S.	—	—	—	—	5,591	5,591
Total net revenue	61,316	10,422	750	72,488	8,634	81,122

Three months ended September 30, 2023	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	25,382	11,959	489	37,830	2,663	40,493
Australia	8,439	—	—	8,439	—	8,439
Europe	9,696	—	—	9,696	—	9,696
U.S.	—	—	—	—	4,491	4,491
Total net revenue	43,517	11,959	489	55,965	7,154	63,119

Six months ended September 30, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	53,386	21,955	2,370	77,711	5,658	83,369
Australia	24,431	—	—	24,431	—	24,431
Europe	30,700	—	—	30,700	—	30,700
U.S.	—	—	—	—	26,057	26,057
Total net revenue	108,517	21,955	2,370	132,842	31,715	164,557

Six months ended September 30, 2023	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	50,822	25,102	860	76,784	4,509	81,293
Australia	13,915	—	—	13,915	—	13,915
Europe	20,094	—	—	20,094	—	20,094
U.S.	—	—	—	—	22,549	22,549
Total net revenue	84,831	25,102	860	110,793	27,058	137,851

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16    Segmented Information

Operating Segments	Cannabis	Plant propagation	Corporate (1)	Total
	$	$	$	$
Three months ended September 30, 2024
Net revenue	72,488	8,634	—	81,122
Gross profit before fair value adjustments	39,041	944	(792)	39,193
Selling, general, and administrative expense	30,624	715	4,418	35,757
Net income (loss) before taxes from continuing operations	8,200	(864)	(6,733)	603

Three months ended September 30, 2023
Net revenue	55,965	7,154	—	63,119
Gross profit before fair value adjustments	18,329	255	—	18,584
Selling, general, and administrative expense	31,079	713	3,346	35,138
Net income (loss) before taxes from continuing operations	10,084	(815)	(8,702)	567

Operating Segments	Cannabis	Plant propagation	Corporate (1)	Total

Six months ended September 30, 2024
Net revenue	132,842	31,715	—	164,557
Gross profit before fair value adjustments	66,373	4,461	(1,516)	69,318
Selling, general, and administrative expense	63,513	1,625	7,167	72,305
Net income (loss) before taxes from continuing operations	21,215	(3,453)	(9,458)	8,304

Six months ended September 30, 2023
Net revenue	110,793	27,058	—	137,851
Gross profit before fair value adjustments	31,975	1,208	—	33,183
Selling, general, and administrative expense	61,473	1,151	6,533	69,157
Net income (loss) before taxes from continuing operations	6,601	(1,198)	(24,937)	(19,534)
(1)Net loss under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share-based compensation and financing expenditures relating to debt issuances are also included under Corporate.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Australia	Other	Total
	$	$	$	$	$
Non-current assets other than financial instruments
September 30, 2024	302,743	29,849	39,350	(52)	371,890
March 31, 2024	308,816	29,368	38,197	14,001	390,382

Three months ended September 30, 2024
Net revenue	46,204	19,964	14,954	—	81,122
Gross profit before fair value adjustments	15,168	15,018	9,007	—	39,193

Three months ended September 30, 2023
Net revenue	53,422	9,697	—	—	63,119
Gross profit before fair value adjustments	12,585	5,999	—	—	18,584

Six months ended September 30, 2024
Net revenue	109,327	30,700	24,530	—	164,557
Gross profit before fair value adjustments	30,380	22,184	16,754	—	69,318

Six months ended September 30, 2023
Net revenue	117,691	20,084	—	76	137,851
Gross profit (loss) before fair value adjustments	22,519	11,759	—	(1,095)	33,183

During the three and six months ended September 30, 2024, no customer contributed 10 per cent or more to the Company’s net revenue. During the three and six months ended September 30, 2023 are net revenues of approximately $6.7 million from one customer.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17    Fair Value of Financial Instruments
The carrying values of the financial instruments at September 30, 2024 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	84,921	—	84,921
Restricted cash	66,678	—	66,678
Accounts receivable, excluding sales taxes and lease receivable	36,487	—	36,487
Lease receivable	6,259	—	6,259
Financial Liabilities
Accounts payable and accrued liabilities	39,032	—	39,032
Lease liabilities	43,460	—	43,460
Derivative liabilities	—	4,927	4,927
Loans and borrowings	57,510	—	57,510
Financial assets and financial liabilities measured at amortized cost reflect their approximate fair values.
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2024
Other long term liability		530	—	53,517	54,047
Derivative liabilities	10(c), 11(e)	3,053	1,874	—	4,927

As at March 31, 2024
Marketable securities	—	4,036	—	—	4,036
Derivative asset		—	760	—	760
Other long term liability		591	—	45,519	46,110
Derivative liabilities	10(c), 11(e)	1,698	611	—	2,309

Other long term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at September 30, 2024, the present value of the amount payable on exercise of the put option was $53.5 million which is recorded in other long term liability in the condensed consolidated interim statement of financial position. The change during the six months ended September 30, 2024 of $8.0 million is recorded in deficit in the condensed consolidated interim statements of changes in equity.
Note 18    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and lease receivable. The risk exposure is limited to their carrying amounts reflected on the condensed consolidated interim statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $39.7 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”).

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally minimal for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2024, $25.0 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

As at September 30, 2024, three customers made up 10% or more of trade accounts receivable (March 31, 2024 – two customers).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As at September 30, 2024, the provision for estimated credit losses is $1.3 million (March 31, 2024 – $1.3 million). During the three and six months ended September 30, 2024, the Company wrote off nil and nil, respectively (three and six months ended September 30, 2023 – $0.5 million and $3.2 million, respectively) and recognized an expense for the three and six months ended of $0.2 million and nil, respectively (three and six months ended September 30, 2023 – expense of $0.2 million and $0.4 million, respectively) recorded in the condensed consolidated interim statements of loss and comprehensive loss.

The Company’s aging of trade receivables, net was as follows:

	September 30, 2024	March 31, 2024
	$	$
0 – 60 days	27,385	33,239
61+ days	7,541	7,303
	34,926	40,542

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	September 30, 2024	March 31, 2024
	$	$
Trade payables	8,735	20,325
Accrued liabilities	16,391	20,097
Payroll liabilities	11,646	15,496
Excise tax payable	2,249	2,500
Other payables	11	145
	39,032	58,563

In addition to the commitments outlined in Note 14, the Company has the following undiscounted contractual obligations as at September 30, 2024, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	39,032	39,032	—	—	—
Lease liabilities (1)	89,394	8,282	22,014	10,804	48,294
Loans and borrowings	57,563	53,737	3,826	—	—
Capital commitments(2)	2,858	2,858	—	—	—
	188,847	103,909	25,840	10,804	48,294
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, short and long-term loans and borrowings and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of September 30, 2024, the Company has access to the following capital resources available to fund operations and obligations:

•$84.9 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering U.S.$650.0 million of issuable securities. Of the U.S.$650.0 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$225.3 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2022. Following the closing of the bought deal offering on October 3, 2023 and the expiration of warrants during the year approximately U.S.$396.4 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $62.3 million relating to its self-insurance policy, if necessary.